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Schedule 13G


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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                           Hawker Pacific Aerospace
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  420123 10 1
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                                (CUSIP Number)

                              September 20, 2000
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------
 CUSIP NO.  420123 10 1
-----------------------

------------------------------------------------------------------------------
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

                 Scott W. Hartman

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 2   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)      N/A
     (b)

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 3   SEC Use Only

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 4   Citizenship or Place of Organization

     U.S.A.
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                     5    Sole Voting Power
   NUMBER OF                     0
   SHARES          -----------------------------------------------------------
   BENEFICIALLY      6    Shared Voting Power
   OWNED BY                      0
   EACH            -----------------------------------------------------------
   REPORTING         7    Sole Dispositive Power
   PERSON                        0
   WITH            -----------------------------------------------------------
                     8    Shared Dispositive Power
                                 0
------------------------------------------------------------------------------
 9   Aggregate Amount Beneficially Owned by Each Reporting Person
         0
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10   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (11)
         0
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12   Type of Reporting Person (See Instructions)

     IN

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Item 1.
         (a) This Schedule 13G relates to the securities of Hawker Pacific Aerospace, a California corporation (the "Issuer").

         (b) The address of the Issuer's principal executive office is 11240 Sherman Way, Sun Valley, CA 91352-4942.

Item 2.
         (a)  This Schedule 13G is filed by Daniel J. Lubeck.

         (b) The filing person's business address is c/o Unique Investment Corp., 1380 S. Vernon Street, Anaheim, CA 92805.

         (c)  The filing person is a United States citizen.

         (d) The class of securities to which this Schedule 13G relates is the Common Stock, no par value, of the Issuer.

         (e)  The CUSIP number of such securities if 420123 10 1.

Item 3.  Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

         This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c).

Item 4.  Ownership.

         (a) As of September 21, 2000, the filing person beneficially owned 0 shares.

         (b)  Such ownership constituted 0% of the class.

         (c) As to such shares, the number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote is 0,

              (ii)   Shared power to vote or to direct the vote is 0,

              (iii) Sole power to dispose or to direct the disposition of is 0, and

              (iv) Shared power to dispose or to direct the disposition of is 0.

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                                    3 of 4
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Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         It is not the case that a parent holding company has filed this schedule pursuant to Rule 13d-1(b) (ii) (G)

Item 8.  Identification and Classification of Members of the Group

         The filing person is not a group that is filing this schedule pursuant to Rule 13d-1(b) (ii) (J).

Item 9.  Notice of Dissolution of Group

         This is not a filing to give notice of dissolution of a group.

Item 10. Certification

              The Schedule 13G is not filed pursuant to Rule 13d-1(b).


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 1, 2000                   /s/    Scott W Hartman
                                 --------------------------
                                 Scott W. Hartman



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.


Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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